FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4 August, 2021

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes _ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A Half-year report 2021-Interim management report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 August, 2021

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

TENARIS S.A.

HALF-YEAR REPORT 2021

Tenaris S.A. Half-year report 2021-Interim management report

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Tenaris S.A. Half-year report 2021-Interim management report

INTERIM MANAGEMENT REPORT

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this half-year report to “the Company” are exclusively to Tenaris S.A., a Luxembourg société anonyme.

•	References in this half-year report to “Tenaris”, “we”, “us” or “our” are to Tenaris S.A. and its consolidated subsidiaries.

•	References in this half-year report to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and the Company’s controlling shareholder.

•	“shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two shares each.

•	“OCTG” refers to oil country tubular goods.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PURPOSE

This half-year report for the six-month period ended June 30, 2021 has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008 (as amended), and should be read in conjunction with the annual report for the year ended December 31, 2020 (including the financial statements included therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”).

We publish consolidated financial statements expressed in U.S. dollars. The unaudited consolidated condensed interim financial statements included in this half-year report have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the IASB and as adopted by the EU. These unaudited consolidated condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS. See Note 2 “Accounting Policies and Basis of Presentation” to our unaudited consolidated condensed interim financial statements included in this half-year report.

The unaudited consolidated condensed interim financial statements included in this half-year report have been reviewed by PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé, for purposes of complying with the requirements of the jurisdictions where the Company’s securities are traded.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Rounding

Certain monetary amounts, percentages and other figures included in this half-year report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

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Tenaris S.A. Half-year report 2021-Interim management report

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This half-year report and any other oral or written statements made by us to the public may contain “forward-looking statements” under applicable securities laws. Forward looking statements are based on management’s current views and assumptions and are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. Forward-looking statements involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words and terms such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”,

“goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This half-year report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance. Sections of this half-year report that by their nature contain forward-looking statements include, but are not limited to, “Principal Risks and Uncertainties” and “Business Overview”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include but are not limited to:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment in our business and our industry;

•	the impact of climate change legislations and increasing regulatory requirements aimed at lowering greenhouse gas emissions and severe weather conditions worldwide;

•	our ability to price our products and services in accordance with our strategy;

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;

•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	the impact of the crisis resulting from the SARS-CoV-2 virus (“COVID-19”) and other pandemics and its effects on the world’s economy, the energy sector in general, and our business and operations;

•	general macroeconomic, political, social and public health conditions and developments in the countries in which we operate or distribute pipes; and

•	changes to applicable laws and regulations, including the imposition of tariffs or quotas or other trade barriers.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses or other occurrences or developments that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this half-year report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

We are the leading manufacturer of pipes and related services for the world's energy industry and certain other industrial applications. Our manufacturing system integrates steelmaking, pipe rolling and forming, heat treatment, threading and finishing across 16 countries. We also have a research and development (“R&D”) network focused on enhancing our product portfolio and improving our production processes. Our team, based in more than 30 countries worldwide, is united by a passion for excellence in everything we do.

Through our integrated, worldwide network of seamless and welded manufacturing facilities, service centers and R&D centers, we work with customers to meet their needs, upholding the highest standards of safety, quality and performance.

Our mission is to deliver value to our customers through product and process innovation, manufacturing excellence, supply chain integration, technical assistance and customer service, aiming to reduce risk and costs, increase flexibility and improve time-to-market. Wherever we operate, we are committed to safety and minimizing our impact on the environment, providing opportunities for our people, and contributing to the sustainable development of our communities.

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Tenaris S.A. Half-year report 2021-Interim management report

For more information on the Company, including its competitive strengths, business segments and products see our annual report for the year ended December 31, 2020, and for a discussion and analysis of our financial condition and results of operations see “Business overview - Operating and Financial Review and Prospects” in this half-year report.

PRINCIPAL RISKS AND UNCERTAINTIES

We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry.

Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, the development and availability of new drilling technology, political and global economic conditions, and government regulations, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products.

There is an increased attention on greenhouse gas emissions and climate change from different sectors of society. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. If there is no meaningful progress in lowering emissions in the years ahead, there is an increased likelihood of abrupt policy interventions as governments attempt to meet the goals of the Paris Agreement (or any successor consensus) by adopting policy, legal, technology and market changes in the transition to a low-carbon global economy. We provide products and services to the oil and gas industry, which accounts, directly and indirectly, for a significant portion of greenhouse gas emissions. Existing or future legislation and regulations related to greenhouse gas emissions and climate change, as well as government initiatives to promote the use of alternative energy sources, may significantly curtail demand for and production of fossil fuels, such as oil and natural gas. These initiatives, together with the growing social awareness regarding climate change and other environmental matters, have resulted in increased investor and consumer demand for renewable energy and additional compliance requirements for fossil energy projects, which are likely to become more stringent over time and to result in substantial increases in costs for the oil and natural gas industry. Furthermore, ongoing technological developments in the renewable energy industry are making renewable energy increasingly competitive with fossil-fuels. If this trend continues, energy demand could shift increasingly towards “cleaner” sources such as hydroelectrical, solar, wind and other renewable energies, which would, in turn, reduce demand for oil and natural gas, thus negatively affecting demand for our products and services and, ultimately, our future results of operations.  In addition, adoption of new climate change legislation in the countries in which Tenaris operates could result in incremental compliance costs and unexpected capital expenditures and, eventually, affect our competitiveness and reduce our market share. In addition, failure to respond to shareholders’ demands for climate-related measures and environmental standards could harm our reputation, adversely affect the ability or willingness of our customers or suppliers to do business with us, erode stakeholder support and restrict access to financial resources.

Furthermore, climate change, including extreme weather conditions, has in the past and may in the future adversely affect our operations and financial results. Our business has been, and in the future could be, affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Extreme weather conditions such as hurricanes or flooding have in the past resulted in, and may in the future result in, the shutdown of our facilities, evacuation of our employees or activity disruptions at our client’s well-sites or in our supply chain. In addition, impacts of climate change, such as sea level rise, coastal storm surge, inland flooding from intense rainfall, freeze, and hurricane-strength winds may damage our facilities or disrupt our operations.

COVID-19 surfaced in China in December 2019 and subsequently spread to the rest of the world in early 2020. The rapid expansion of the virus, the surfacing of new strains of the SARS-CoV-2 virus in several countries, and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and precipitated a serious crisis in the energy sector. Global oil and gas demand decreased significantly in the first half of 2020 causing a collapse in prices, an acute oversupply, a rapid build-up of excess inventories, and the consequent drop of investments in drilling activity by our oil and gas customers. We took prompt action to mitigate the impact of the crisis and to adapt our operations on a country-by-country basis to comply with applicable rules and requirements. We implemented a worldwide restructuring program and cost-containment plan aimed at preserving our financial resources and overall liquidity position and maintaining the continuity of our operations; we adjusted production levels at our facilities including through the temporary closure of certain facilities or production lines and layoffs in several jurisdictions, and we reduced capital expenditures and working capital expenses. In addition, we introduced remote work and other work arrangements and implemented special operations protocols in order to safeguard the health, safety and wellbeing of our employees, customers and suppliers. Although such measures have so far proved to be successful to mitigate the impact of the crisis and our sales and production levels have been recovering, if the virus continues to spread, or if new variants prove to be resistant to available vaccines and new preventive measures are imposed in the future, our operations could be further affected and adversely impact our results. In addition, although oil prices and demand for oil products are recovering, there remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the virus appearing and vaccination programs still far from completion in many countries.

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Tenaris S.A. Half-year report 2021-Interim management report

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability. In addition, there is an increased risk that unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products may affect Tenaris’s market share, deteriorate the pricing environment and hurt sales and profitability. Profitability may also be hurt if increases in the cost of raw materials, energy and other costs and limitations or disruptions to the supply of raw materials and energy, result in higher costs of production that cannot be offset by higher selling prices or if the limited availability of such resources forces us to curtail production. Disruptions to our manufacturing processes could adversely affect our operations, customer service levels and financial results. Low levels of capacity utilization could also affect our results of operations and financial conditions. A recession in the developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

Any adverse economic, political or social developments in the countries in which we operate may negatively affect our revenues, profitability and financial condition. We have significant operations in various countries, including Argentina, Brazil, Canada, China, Colombia, Indonesia, Italy, Japan, Mexico, Nigeria, Romania, Saudi Arabia and the United States, and we sell our products and services throughout the world. Additionally, in Russia we have formed a joint venture with PAO Severstal, to build a welded pipe plant in Russia. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic, social and public health developments and changes in, laws and regulations. These developments and changes may include, among others, nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports, travel, transportation or trade bans; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other armed conflicts (particularly in the Middle East and Africa); civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract or property rights; and delays or denials of governmental approvals.

As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations. We may also be subject to regulatory risks associated with our international operations, as our import and export activities are governed by customs laws and regulations in each of the countries where we operate, including economic sanctions and anti-boycott laws, which are complex and frequently changing. In addition, changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results. Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Tenaris as a whole.

We plan to continue implementing our business strategy of developing integrated product and service solutions designed to differentiate our offerings from those of our competitors and meet the needs of our customers for lower operational costs and reliable performance even in the most demanding environments, as well as continuing to pursue strategic investment opportunities. Any of the components of our overall business strategy could cost more than anticipated, may not be successfully implemented or could be delayed or abandoned. Even if we successfully implement our business strategy, it may not yield the expected results. In addition, one element of our business strategy is to identify and pursue growth-enhancing strategic opportunities by making significant capital investments and acquiring interests in, or businesses of, various companies. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments, on assumptions with respect to timing, profitability, market and customer behavior, and other matters that may subsequently prove to be incorrect. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, as part of future acquisitions, we may acquire assets that are unrelated to our business, and we may not be able to integrate these assets or sell them under favorable terms and conditions.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At June 30, 2021 we had $1,087 million in goodwill corresponding mainly to the acquisition of Hydril Company in 2007.

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Tenaris S.A. Half-year report 2021-Interim management report

We are subject to a wide range of local, state, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Additionally, international environmental requirements vary. Environmental laws and regulations may, in some cases, impose strict liability rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts made in compliance with all applicable laws at the time they were performed. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost and ultimate impact of complying with such regulations is not always clearly known or determinable because certain laws and regulations have been evolving in the past years or are under constant review by competent authorities. While we incur, and will continue to incur, in expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.  In addition, our oil and gas casing, tubing and line pipe products are sold primarily for use in oil and gas drilling, gathering, transportation, processing and power generation facilities, which are subject to inherent risks, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production. Any of these hazards and risks can result in environmental liabilities, personal injury claims and property damage from the release of hydrocarbons. Defects in specialty tubing products could result in death, personal injury, property damage, environmental pollution, damage to equipment and facilities or loss of production.

We operate globally and conduct business in certain countries known to experience high levels of corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees, representatives, affiliates, or other persons may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments, including to foreign government officials, for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act. Investigations by government authorities may occupy considerable management time and attention and result in significant expenditures, fines, penalties or other sanctions, as well as private lawsuits.

In addition, limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold.

Furthermore, cyberattacks could have a material adverse impact on our business and results of operations. We rely heavily on information systems to conduct our business. Although we devote significant resources to protect our systems and data, we have experienced and will continue to experience varying degrees of cyber incidents in the normal conduct of our business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or cyberattacks. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be adequate, and such incidents or attacks could have a material adverse impact on our systems. In addition, given that cybersecurity threats continue to evolve, we will be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities.

As a holding company, our ability to pay cash dividends and make other payments to us depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

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Tenaris S.A. Half-year report 2021-Interim management report

CONTINGENCIES

We are from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. Our potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, we are unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases. If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the consolidated financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss. These estimates are primarily constructed with the assistance of legal counsel, and management believes that the aggregate provisions recorded for potential losses in the consolidated financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, net worth and cash flows. As the scope of liabilities becomes better defined, there may be changes in the estimates of future costs which could have a material adverse effect on our results of operations, financial condition, net worth and cash flows.

See note 16 “Contingencies, commitments and restrictions to the distribution of profits” to our unaudited consolidated condensed interim financial statements included in this half-year report for a summary description of Tenaris’s material outstanding legal proceedings as of the date of such financial statements.

BUSINESS OVERVIEW

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in our annual report for the year ended December 31, 2020, and is based on, and should be read in conjunction with, the unaudited consolidated condensed interim financial statements for the six-month period ended June 30, 2021, included in this half-year report.

Certain information contained in this discussion and analysis and presented elsewhere in this half-year report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” in this half-year report. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this half-year report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Market Background and Outlook

The global economy continues to improve, although rates of infection from newer and more infectious COVID-19 variants remain high in many parts of the world. Oil prices have returned to pre-COVID levels as global consumption increases, OPEC+ countries contain production levels and large U.S. shale producers restrain capital spending. Natural gas prices have also risen.

Seasonally adjusted drilling activity has risen in the U.S. and Canada in the first half and is expected to continue to rise in the second half though at a slower pace. In Latin America, it has risen in the first half and is expected to consolidate close to current levels. In the Eastern Hemisphere, drilling activity has started to recover slowly.

We anticipate sales will continue to increase in the third quarter, led by North and South America but tempered by ongoing destocking in the Middle East and a seasonal slow down in Europe. EBITDA margins should reach 20% as price increases and higher absorption of fixed costs continue to compensate for the impact of significant cost increases.

Our North American industrial facilities continue ramping up to meet higher demand. We have hired 700 additional employees in the U.S. since October as we ramped up our facilities in Bay City and McCarty (TX) to full production and reopened our facilities in Conroe (TX) and Koppel (PA). We will reopen our facilities in Ambridge (PA) and Baytown (TX) in August and expect to hire a further 450 persons by the end of the year. We are also advancing with our investments to consolidate our Canadian industrial operations in Sault Ste Marie (ON), where we are now producing premium products.

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Tenaris S.A. Half-year report 2021-Interim management report

Results of Operations

Unaudited consolidated condensed interim income statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Six-month period ended June 30,
	2021		2020
Continuing operations		%		%
Net sales	2,710,300	100.0	3,003,356	100.0
Cost of sales	(1,996,781)	(73.7)	(2,335,987)	(77.8)
Gross profit	713,519	26.3	667,369	22.2
Selling, general and administrative expenses	(551,811)	(20.4)	(643,009)	(21.4)
Impairment charge (1)	—	—	(622,402)	(20.7)
Other operating income (expense), net	41,577	1.5	(2,098)	(0.1)
Operating income (loss)	203,285	7.5	(600,140)	(20.0)
Finance Income	27,215	1.0	5,669	0.2
Finance Cost	(10,506)	(0.4)	(15,860)	(0.5)
Other financial results	4,680	0.2	(25,636)	(0.9)
Income (loss) before equity in earnings of non-consolidated companies and income tax	224,674	8.3	(635,967)	(21.2)
Equity in earnings of non-consolidated companies	224,970	8.3	6,295	0.2
Income (loss) before income tax	449,644	16.6	(629,672)	(21.0)
Income tax	(58,697)	(2.2)	(86,367)	(2.9)
Income (loss) for the period	390,947	14.4	(716,039)	(23.8)

Attributable to:
Owners of the parent	400,286	14.8	(708,029)	(23.6)
Non-controlling interests	(9,339)	(0.3)	(8,010)	(0.3)
	390,947		(716,039)

(1) Impairment charge in the six-month period ended June 30, 2020 corresponds to a charge of $622 million impacting the carrying value of goodwill of the CGUs OCTG USA, IPSCO and Coiled Tubing for $225 million, $357 million and $4 million respectively, and the carrying value of fixed assets of the CGU Rods USA for $36 million.

Selected consolidated financial position data

(all amounts in thousands U.S. dollars)	June 30,	December 31,
	2021	2020
Current assets	4,673,237	4,287,672
Property, plant and equipment, net	6,024,114	6,193,181
Other non-current assets	3,516,385	3,235,336
Total assets	14,213,736	13,716,189

Current liabilities	1,462,132	1,166,475
Non-current borrowings	290,071	315,739
Deferred tax liabilities	283,190	254,801
Other non-current liabilities	514,636	532,701
Total liabilities	2,550,029	2,269,716

Capital and reserves attributable to the owners of the parent	11,485,222	11,262,888
Non-controlling interests	178,485	183,585
Equity	11,663,707	11,446,473
Total liabilities and equity	14,213,736	13,716,189
Number of shares outstanding	1,180,537	1,180,537

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Tenaris S.A. Half-year report 2021-Interim management report

Six-month period ended June 30, 2021, compared to six-month period ended June 30, 2020

Summary

Our sales in the first half of 2021 decreased 10% compared to the first half of 2020 as volumes of tubular products shipped declined 9% and average selling prices declined 4% while an increase in the Others segment partially compensates the decline. Despite the reduction in sales, EBITDA increased by $159 million in the first half of 2021 compared to a year ago, as our industrial performance improved due to a more efficient utilization of production capacity as activity levels recovered, lower structural costs and severance charges, which declined steeply from $77 million in the first half of 2020 to $14 million in the first half of 2021. Additionally, during the first six months of 2021 we had a $34 million gain from the recognition of fiscal credits in Brazil, partially offset by $23 million higher costs associated to the Winter Storm Uri. Operating income amounted to $203 million in the first six months of 2021 compared to a net loss of $600 million a year ago, which included an impairment charge of $622 million. Net income in the first six months of 2021 benefited from a $225 million gain from our equity participations, mainly Ternium.

Cash flow provided by operating activities amounted to $20 million during the first half of 2021, including an increase in working capital of $397 million, which reflects the recovery in activity levels. After capital expenditures of $97 million, we had a negative free cash flow of $76 million. Following a dividend payment of $165 million in May 2021, our positive net cash position amounted to $854 million at the end of June 2021.

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,				Increase /
	2021		2020		Decrease
Tubes	2,476	91%	2,848	95%	(13%)
Others	234	9%	155	5%	51%
Total	2,710	100%	3,003	100%	(10%)

Tubes

The following table indicates for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the six-month period ended June 30,		Increase /
	2021	2020	Decrease
Seamless	1,108	1,111	0%
Welded	150	278	(46%)
Total	1,258	1,389	(9%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,		Increase /
Net sales	2021	2020	Decrease
- North America	1,220	1,364	(11%)
- South America	396	370	7%
- Europe	314	303	4%
- Middle East & Africa	424	638	(34%)
- Asia Pacific	122	173	(29%)
Total net sales	2,476	2,848	(13%)
Operating income	169	(553)
Operating income (% of sales)	6.8%	(19.4%)

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Tenaris S.A. Half-year report 2021-Interim management report

Net sales of tubular products and services decreased 13% to $2,476 million in the first half of 2021, compared to $2,848 million in the first half of 2020 due to a reduction of 9% in volumes and a 4% decrease in average selling prices. Sales decreased in the Middle East & Africa region, in Asia Pacific and in North America, partially compensated by an increase in South America and Europe. Average drilling activity in the first half of 2021 declined 25% both in the United States & Canada and internationally compared to the first half of 2020.

Operating results from tubular products and services amounted to a gain of $169 million in the first half of 2021 compared to a loss of $553 million in the first half of 2020. Tubes operating results in the first six months of 2020 were affected by $75 million of severance charges and by an impairment charge of $582 million. In the first six months of 2021 Tubes operating results were negatively affected by $13 million of severance charges but they benefited from a $34 million gain from the recognition of fiscal credits in Brazil, partially offset by $23 million higher costs associated to the Winter Storm Uri. Despite the reduction in sales our industrial performance improved due to the increased utilization of production capacity.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,		Increase /
	2021	2020	Decrease
Net sales	234	155	51%
Operating income (loss)	35	(47)	174%
Operating income (loss) (% of sales)	14.8%	(30.0%)

Net sales of other products and services increased 51% to $234 million in the first half of 2021, compared to $155 million in the first half of 2020, mainly due to higher sales of excess raw materials, pipes for plumbing applications in Italy and industrial equipment in Brazil.

Operating income from other products and services amounted to a gain of $35 million in the first half of 2021, compared to a loss of $47 million in the first half of 2020. Results in the first six months of 2020 were affected by an impairment charge of $40 million related to sucker rods and coiled tubing businesses. The improvement in operating results is mainly driven by the increase in sales following a recovery in activity and in the level of capacity utilization of our production facilities.

Selling, general and administrative expenses, or SG&A, amounted to $552 million in the first half of 2021, representing 20.4% of sales, and $643 million in the first half of 2020, representing 21.4% of sales. During the first half of 2021 SG&A includes $8 million of severance charges, compared to $36 million in the first half of 2020. Apart from leaving indemnities main SG&A reductions were in selling expenses related to the reduction in sales, in services and fees and in amortizations of intangible assets.

Other operating results amounted to a gain of $42 million in the first half of 2021, compared to a loss of $2 million in the first half of 2020. The gain in 2021 is mainly due to a $34 million recognition of fiscal credits in Brazil.

Financial results amounted to a gain of $21 million in the first half of 2021, compared to a loss of $36 million in the first half of 2020. The $17 million net finance income in the first six months of 2021 includes a $17 million gain attributable to interests from fiscal credits in Brazil. Additionally, in the first half of 2021 we had a $5 million foreign exchange gain net of foreign exchange-derivative results, which is mainly related to the Euro depreciation on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar and the Brazilian real appreciation on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian real, both largely offset in the currency translation reserve in equity.

Equity in earnings of non-consolidated companies generated a gain of $225 million in the first half of 2021, compared to a gain of $6 million in the first half of 2020. These results are mainly derived from our participation in Ternium (NYSE:TX) and Usiminas, and currently reflect the good dynamics at the flat steel sector derived from record high steel prices.

Income tax amounted to a charge of $59 million in the first half of 2021, compared to $86 million in the first half of 2020.

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Tenaris S.A. Half-year report 2021-Interim management report

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2021	2020
Net cash provided by operating activities	20	964
Net cash provided by (used in) investing activities	195	(1,431)
Net cash (used in) financing activities	(213)	(154)
Increase (decrease) in cash and cash equivalents	3	(621)

Cash and cash equivalents at the beginning of year	585	1,554
Effect of exchange rate changes	(2)	(22)
Increase (decrease) in cash and cash equivalents	3	(621)
Cash and cash equivalents at period end (net of overdrafts)	585	911

Cash and cash equivalents at period end (net of overdrafts)	585	911
Bank overdrafts	2	0
Other current investments	574	445
Non-current investments	286	37
Current Borrowings	(310)	(467)
Non-current borrowings	(290)	(232)
Derivatives hedging borrowings and investments	7	(23)
Net cash	854	670

Net cash provided by operating activities during the first half of 2021 amounted to $20 million (including an increase in working capital of $397 million), compared to cash provided by operations of $964 million (including a reduction in working capital of $763 million) in the first half of 2020. Working capital, mainly inventories and trade receivables, increased in the first half of 2021 following the recovery in activity from very low levels in the second half of 2020.

Capital expenditures amounted to $97 million in the first half of 2021, compared to $114 million in the first half of 2020. Negative free cash flow amounted to $76 million in the first half of 2021, compared to a positive free cash flow of $850 million in the first half of 2020.

After a dividend payment of $165 million in May 2021, our net cash position amounted to $854 million at June 30, 2021, from $1.1 billion at December 31, 2020.

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Tenaris S.A. Half-year report 2021-Interim management report

OTHER SIGNIFICANT EVENTS OF THE PERIOD

The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

The rapid expansion of the COVID-19 pandemic around the world, the surfacing of new strains of the SARS-CoV-2 virus in several countries and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and precipitated a serious crisis in the energy sector. Global oil and gas demand decreased significantly in the first half of 2020 causing a collapse in prices, an acute oversupply, a rapid build-up of excess inventories, and the consequent drop of investments in drilling activity by Tenaris’s oil and gas customers. The Company took prompt action to mitigate the impact of the crisis and to adapt Tenaris’s operations on a country-by-country basis to comply with applicable rules and requirements and contain the effects of the global crisis. In response to the COVID-19 outbreak, several countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico, Saudi Arabia and the United States) took mitigation and containment measures, including bans on business activities and closure of industrial facilities. The Company implemented a worldwide restructuring program and cost-containment plan aimed at preserving the financial resources and overall liquidity position and maintaining the continuity of its operations; adjusted production levels at its facilities including through the temporary closure of certain facilities or production lines and layoffs in several jurisdictions, and reduced capital expenditures and working capital expenses. In addition, the Company introduced remote work and other work arrangements and implemented special operations protocols in order to safeguard the health, safety and wellbeing of Tenaris’s employees, customers and suppliers. Although such measures have so far proved to be successful to mitigate the impact of the crisis on Tenaris, if the virus continues to spread, or if new variants prove to be resistant to available vaccines and new preventive measures are imposed in the future, Tenaris’s operations could be further affected and adversely impact its results. In addition, although oil prices and demand for oil products are recovering, there remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the virus appearing and vaccination programs still far from completion in many countries.

As of the date of this half-year Report, Tenaris’s capital and financial resources, and overall liquidity position, have not been materially affected by this scenario. Tenaris has in place non-committed credit facilities and management believes it has adequate access to credit markets. In addition, Tenaris has a net cash position of approximately $854[1] million as of the end of June 2021 and a manageable debt amortization schedule.

Considering Tenaris’s financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs, service its debt and address short-term changes in business conditions.

The Company has renegotiated existing contractual obligations with its counterparties to adapt the commitments to the decrease in activity experienced in the previous year.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

For more information on the impact of the COVID-19 pandemic and measures adopted in connection therewith, see note 39 in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

Annual General Meeting of Shareholders

On May 3, 2021, the Company’s annual general meeting of shareholders approved all resolutions on its agenda.

Among other resolutions adopted at the annual general meeting, the shareholders approved the consolidated financial statements as of and for the year ended December 31, 2020, and the annual accounts as at December 31, 2020, and acknowledged the related management and external auditors' reports and certifications.

The annual general meeting also approved an annual dividend of $0.21 per share (or $0.42 per ADS), which represents an aggregate sum of approximately $248 million, and which includes the interim dividend of $0.07 per share ($0.14 per ADS) or approximately $83 million, paid in November 2020. Tenaris paid the balance of the annual dividend in the amount of $0.14 per share (or $0.28 per ADS), in U.S. dollars on May 26, 2021, with an ex-dividend date of May 24, 2021.

The annual general meeting resolved to reduce the number of directors to eleven and approved the re-election of the current members of the board of directors (except for Mr. Vázquez y Vázquez), Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Mr. Yves Speeckaert, Ms. Monica Tiuba and Mr. Guillermo Vogel. All board members will hold office until the meeting that will be convened to decide on the 2021 annual accounts.

___________________________________

[1] Net cash / debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) + / - Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

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Tenaris S.A. Half-year report 2021-Interim management report

The board of directors subsequently re-elected Mr. Roberto Monti, Mr. Jaime Serra Puche and Ms. Monica Tiuba as audit committee members, with Ms. Tiuba to continue as the committee’s chairperson. All members of the audit committee qualify as independent directors for purposes of applicable law and under the Company’s articles of association.

In addition, the annual general meeting approved the compensation payable to the members of the Board of Directors for the year ending December 31, 2021, and the Compensation Report for the year ended December 31, 2020; and appointed PricewaterhouseCoopers Société Coopérative, Réviseurs d’entreprises agréé, as Tenaris’s external auditors for the fiscal year ending December 31, 2021.

RELATED PARTY TRANSACTIONS

Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see note 19 “Related party transactions” to our unaudited consolidated condensed interim financial statements included in this half-year report.

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Tenaris S.A. Half-year report 2021-Interim management report

MANAGEMENT CERTIFICATION

We confirm, to the best of our knowledge, that:

1.	the unaudited consolidated condensed interim financial statements prepared in conformity with International Financial Reporting Standards included in this half year report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.	the interim management report included in this half year report, includes a fair review of the important events that have occurred during the six-month period ended June 30, 2021, and their impact on the unaudited consolidated condensed interim financial statements for such period, material related party transactions and a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca

Chief Executive Officer

Paolo Rocca

August 4, 2021

/s/ Alicia Móndolo

Chief Financial Officer

Alicia Móndolo

August 4, 2021

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Tenaris S.A. Half-year report 2021-Interim management report

FINANCIAL INFORMATION

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2021

15

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

June 30, 2021

26, Boulevard Royal – 4th Floor.

L – 2449 Luxembourg

R.C.S. Luxembourg: B 85 203

16

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2021	2020	2021	2020
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	1,528,511	1,241,045	2,710,300	3,003,356
Cost of sales	4	(1,113,782)	(1,042,322)	(1,996,781)	(2,335,987)
Gross profit		414,729	198,723	713,519	667,369
Selling, general and administrative expenses	5	(296,785)	(285,964)	(551,811)	(643,009)
Impairment charge (1)		—	—	—	(622,402)
Other operating income (expense), net	6	33,750	(3,354)	41,577	(2,098)
Operating income (loss)		151,694	(90,595)	203,285	(600,140)
Finance Income	7	21,517	3,792	27,215	5,669
Finance Cost	7	(5,831)	(7,418)	(10,506)	(15,860)
Other financial results	7	(6,074)	(9,894)	4,680	(25,636)
Income (loss) before equity in earnings of non-consolidated companies and income tax		161,306	(104,115)	224,674	(635,967)
Equity in earnings of non-consolidated companies		145,829	4,406	224,970	6,295
Income (loss) before income tax		307,135	(99,709)	449,644	(629,672)
Income tax		(16,953)	49,402	(58,697)	(86,367)
Income (loss) for the period		290,182	(50,307)	390,947	(716,039)
Attributable to:
Owners of the parent		293,940	(47,961)	400,286	(708,029)
Non-controlling interests		(3,758)	(2,346)	(9,339)	(8,010)
		290,182	(50,307)	390,947	(716,039)
Earnings (losses) per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.25	(0.04)	0.34	(0.60)
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (2)		0.50	(0.08)	0.68	(1.20)

(1) Impairment charge in the six-month period ended June 30, 2020 corresponds to a charge of $622 million impacting the carrying value of goodwill of the CGUs OCTG USA, IPSCO and Coiled Tubing for $225 million, $357 million and $4 million respectively, and the carrying value of fixed assets of the CGU Rods USA for $36 million.

(2) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Income (loss) for the period	290,182	(50,307)	390,947	(716,039)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	42,972	10,191	(17,534)	(62,004)
Change in value of cash flow hedges and instruments at fair value	2,910	4,471	556	(1,912)
From participation in non-consolidated companies:
- Currency translation adjustment	18,649	(7,803)	7,803	(36,998)
- Changes in the fair value of derivatives held as cash flow hedges and others	472	376	(676)	927
Income tax relating to components of other comprehensive income	532	390	(2,411)	670
	65,535	7,625	(12,262)	(99,317)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	705	1,100	893	1,100
Income tax on items that will not be reclassified	(1,046)	(273)	(1,728)	(273)
Remeasurements of post employment benefit obligations of non-consolidated companies	3,353	5,070	2,981	5,064
	3,012	5,897	2,146	5,891
Other comprehensive income (loss) for the period, net of tax	68,547	13,522	(10,116)	(93,426)
Total comprehensive income (loss) for the period	358,729	(36,785)	380,831	(809,465)
Attributable to:
Owners of the parent	362,484	(34,050)	387,609	(800,688)
Non-controlling interests	(3,755)	(2,735)	(6,778)	(8,777)
	358,729	(36,785)	380,831	(809,465)

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2020.

17

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2021		At December 31, 2020
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	9	6,024,114		6,193,181
Intangible assets, net	10	1,404,265		1,429,056
Right-of-use assets, net	11	224,514		241,953
Investments in non-consolidated companies	15	1,144,191		957,352
Other investments	12	292,162		247,082
Deferred tax assets		239,384		205,590
Receivables, net		211,869	9,540,499	154,303	9,428,517
Current assets
Inventories, net		2,145,560		1,636,673
Receivables and prepayments, net		85,989		77,849
Current tax assets		179,942		136,384
Trade receivables, net		1,093,496		968,148
Derivative financial instruments	13	7,234		11,449
Other investments	12	573,679		872,488
Cash and cash equivalents	12	587,337	4,673,237	584,681	4,287,672
Total assets			14,213,736		13,716,189
EQUITY
Capital and reserves attributable to owners of the parent			11,485,222		11,262,888
Non-controlling interests			178,485		183,585
Total equity			11,663,707		11,446,473
LIABILITIES
Non-current liabilities
Borrowings		290,071		315,739
Lease liabilities	11	189,386		213,848
Deferred tax liabilities		283,190		254,801
Other liabilities		240,923		245,635
Provisions		84,327	1,087,897	73,218	1,103,241
Current liabilities
Borrowings		310,344		303,268
Lease liabilities	11	40,994		43,495
Derivative financial instruments	13	3,503		3,217
Current tax liabilities		82,814		90,593
Other liabilities		246,040		202,826
Provisions		10,768		12,279
Customer advances		37,580		48,692
Trade payables		730,089	1,462,132	462,105	1,166,475
Total liabilities			2,550,029		2,269,716
Total equity and liabilities			14,213,736		13,716,189

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2020.

18

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473
Income (loss) for the period	—	—	—	—	—	400,286	400,286	(9,339)	390,947
Currency translation adjustment	—	—	—	(17,418)	—	—	(17,418)	(116)	(17,534)
Remeasurements of post employment benefit obligations, net of taxes	—	—	—	—	(835)	—	(835)	—	(835)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	—	—	—	—	(4,532)	—	(4,532)	2,677	(1,855)
From other comprehensive income of non-consolidated companies	—	—	—	7,803	2,305	—	10,108	—	10,108
Other comprehensive (loss) income for the period	—	—	—	(9,615)	(3,062)	—	(12,677)	2,561	(10,116)
Total comprehensive income (loss) for the period	—	—	—	(9,615)	(3,062)	400,286	387,609	(6,778)	380,831
Changes in non-controlling interests (4)	—	—	—	—	—	—	—	4,885	4,885
Dividends paid	—	—	—	—	—	(165,275)	(165,275)	(3,207)	(168,482)
Balance at June 30, 2021	1,180,537	118,054	609,733	(967,989)	(348,279)	10,893,166	11,485,222	178,485	11,663,707

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372
(Loss) for the period	—	—	—	—	—	(708,029)	(708,029)	(8,010)	(716,039)
Currency translation adjustment	—	—	—	(61,964)	—	—	(61,964)	(40)	(62,004)
Remeasurements of post employment benefit obligations, net of taxes	—	—	—	—	827	—	827	—	827
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	—	—	—	—	(515)	—	(515)	(727)	(1,242)
From other comprehensive income of non-consolidated companies	—	—	—	(36,998)	5,991	—	(31,007)	—	(31,007)
Other comprehensive (loss) income for the period	—	—	—	(98,962)	6,303	—	(92,659)	(767)	(93,426)
Total comprehensive (loss) income for the period	—	—	—	(98,962)	6,303	(708,029)	(800,688)	(8,777)	(809,465)
Changes in non-controlling interests	—	—	—	—	2	—	2	(31)	(29)
Balance at June 30, 2020	1,180,537	118,054	609,733	(1,056,208)	(330,597)	10,666,753	11,188,272	188,606	11,376,878

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2021 and 2020 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 16.

(4) Mainly related to the agreement for the construction of Tenaris Baogang Baotou Steel Pipes Ltd. See note 21.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2020.

19

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Six-month period ended June 30,
	Notes	2021	2020
Cash flows from operating activities		(Unaudited)

Income (loss) for the period		390,947	(716,039)
Adjustments for:
Depreciation and amortization	9, 10 & 11	294,096	316,180
Impairment charge		—	622,402
Income tax accruals less payments		(567)	(2,295)
Equity in earnings of non-consolidated companies		(224,970)	(6,295)
Interest accruals less payments, net		(12,047)	1,371
Changes in provisions		9,598	(11,781)
Changes in working capital		(397,090)	763,040
Currency translation adjustment and others		(39,826)	(2,926)
Net cash provided by operating activities		20,141	963,657

Cash flows from investing activities
Capital expenditures	9 & 10	(96,565)	(113,585)
Changes in advance to suppliers of property, plant and equipment		(5,728)	117
Acquisition of subsidiaries, net of cash acquired		—	(1,063,848)
Proceeds from disposal of property, plant and equipment and intangible assets		5,339	1,165
Dividends received from non-consolidated companies		49,131	278
Changes in investments in securities		242,923	(255,439)
Net cash provided by (used in) investing activities		195,100	(1,431,312)

Cash flows from financing activities
Dividends paid	8	(165,275)	—
Dividends paid to non-controlling interest in subsidiaries		(3,207)	—
Changes in non-controlling interests		—	2
Payments of lease liabilities		(26,304)	(24,943)
Proceeds from borrowings		286,120	442,248
Repayments of borrowings		(303,888)	(571,122)
Net cash (used in) financing activities		(212,554)	(153,815)

Increase (decrease) in cash and cash equivalents		2,687	(621,470)
Movement in cash and cash equivalents
At the beginning of the period		584,583	1,554,275
Effect of exchange rate changes		(2,031)	(21,907)
Increase (decrease) in cash and cash equivalents		2,687	(621,470)
At June 30,		585,239	910,898

	At June 30,
Cash and cash equivalents	2021	2020
Cash and bank deposits	587,337	910,957
Bank overdrafts	(2,098)	(59)
	585,239	910,898

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2020.

20

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Dividend distribution
9	Property, plant and equipment, net
10	Intangible assets, net
11	Right-of-use assets, net and lease liabilities
12	Cash and cash equivalents and other investments
13	Derivative financial instruments
14	Category of financial instruments and classification within the fair value hierarchy
15	Investments in non-consolidated companies
16	Contingencies, commitments and restrictions to the distribution of profits
17	Cancellation of title deed in Saudi Steel Pipe Company
18	Foreign exchange control measures in Argentina
19	Related party transactions
20	Nationalization of Venezuelan Subsidiaries
21	Other relevant information
22	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

21

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 31 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on August 4, 2021.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2020. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgements are impairment of goodwill and long-lived assets; income taxes; obsolescence of inventory; loss contingencies; allowance for trade receivables; post-employment benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets and property title ownership restriction. During the period there were no material changes in the significant accounting estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2020.

Management has reviewed the Company’s exposure to the effects of the oil and gas crisis and the COVID-19 pandemic and their impact over its business, financial position and performance, monitoring the recognition of long lived assets, financial risk management -in particular credit and liquidity risks- and the adequacy of its provisions for contingent liabilities.

None of the accounting pronouncements applicable after December 31, 2020 and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

22

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Six-month period ended June 30, 2021	Tubes	Other	Total
IFRS - Net Sales	2,476	234	2,710

Management view - operating (loss) income	(47)	25	(22)
Difference in cost of sales	217	11	227
Differences in depreciation and amortization	1	(1)	—
Differences in other operating income (expenses), net	(2)	—	(2)
IFRS - operating income	169	35	203
Financial income (expense), net			21
Income before equity in earnings of non-consolidated companies and income tax			225
Equity in earnings of non-consolidated companies			225
Income before income tax			450
Capital expenditures	84	13	97
Depreciation and amortization	284	10	294

Six-month period ended June 30, 2020	Tubes	Other	Total
IFRS - Net Sales	2,848	155	3,003

Management view - operating (loss)	(291)	(50)	(341)
Difference in cost of sales	(89)	3	(86)
Differences in selling, general and administrative expenses	(1)	—	(1)
Differences in other operating income (expenses), net	(172)	—	(172)
IFRS - operating (loss)	(553)	(47)	(600)
Financial income (expense), net			(36)
(Loss) before equity in earnings of non-consolidated companies and income tax			(636)
Equity in earnings of non-consolidated companies			6
(Loss) before income tax			(630)
Capital expenditures	111	3	114
Depreciation and amortization	307	9	316

In the six-month period ended June 30, 2021 and 2020, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $10.1 million and $7.5 million respectively.

There are no material differences between IFRS and management view in total revenues and by reportable segments.

The differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold, reflecting the effect of raw materials prices increases on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences. The main difference in Other operating income (expenses), net for the six-month period ended in June 30, 2020, is attributable to the impairment of the goodwill, which residual value in the management view differs from IFRS. For more information see note II.C “Segment Information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Six-month period ended June 30, 2021
Net sales	1,276,271	507,484	367,780	435,740	123,025	2,710,300
Capital expenditures	35,668	36,929	13,956	4,795	5,217	96,565
Depreciation and amortization	140,987	68,517	49,593	19,917	15,082	294,096
Six-month period ended June 30, 2020
Net sales	1,404,618	428,246	337,510	657,652	175,330	3,003,356
Capital expenditures	38,589	47,018	18,029	3,651	6,298	113,585
Depreciation and amortization	183,569	52,323	41,627	22,144	16,517	316,180

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

23

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

3        Segment information (Cont.)

Geographical information (Cont.)

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are: USA, Mexico, Argentina, Canada, Italy, Brazil and Saudi Arabia.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the six-month period ended June 30, 2021 and 2020, revenues related to governmental institutions represented approximately 24% and 21% respectively.

Tubes segment revenues by market:

	Six-month period ended June 30,
Revenues Tubes (in millions of U.S. dollars)	2021	2020
Oil and Gas	2,008	2,456
Hydrocarbon Processing and Power Generation	197	201
Industrial and Other	271	191
Total	2,476	2,848

4	Cost of sales
	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Inventories at the beginning of the period	1,636,673	2,265,880
Increase in inventories due to business combinations	—	199,589
Plus: Charges of the period
Raw materials, energy, consumables and other	1,644,120	793,262
Services and fees	96,023	87,990
Labor cost (*)	375,699	433,474
Depreciation of property, plant and equipment	221,754	232,403
Amortization of intangible assets	3,746	3,897
Depreciation of right-of-use assets	17,645	17,654
Maintenance expenses	72,762	59,850
Allowance for obsolescence	19,920	31,238
Taxes	18,283	26,530
Other	35,716	41,933
	2,505,668	1,927,820
Less: Inventories at the end of the period	(2,145,560)	(1,857,713)
	1,996,781	2,335,987

(*) For the six-month period ended June 2021 and 2020, labor cost includes approximately $5.1 million and $41.2 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

5	Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Services and fees	54,633	65,257
Labor cost (*)	207,932	240,750
Depreciation of property, plant and equipment	11,145	9,752
Amortization of intangible assets	32,007	43,647
Depreciation of right-of-use assets	7,799	8,827
Commissions, freight and other selling expenses	173,341	196,787
Provisions for contingencies	13,004	12,564
Allowances for doubtful accounts	(2,084)	4,773
Taxes	33,068	32,236
Other	20,966	28,416
	551,811	643,009

(*) For the six-month period ended June 2021 and 2020, labor cost includes approximately $8.4 million and $36.1 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

24

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

6	Other operating income (expense), net

		Six-month period ended June 30,
	(all amounts in thousands of U.S. dollars)	2021	2020
		(Unaudited)
(i)	Other operating income
	Net income from other sales	2,788	763
	Net rents	2,663	2,757
	Other (*)	39,500	5,824
		44,951	9,344
(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	(3,726)	(10,341)
	Allowance for doubtful receivables	352	(1,101)
		(3,374)	(11,442)
	Total	41,577	(2,098)

(*) On 13 May 2021, the Brazilian Supreme Court issued a final judgment which confirmed that the methodology for calculating PIS and COFINS (Federal Social Contributions on Gross Revenues) tax claims to which taxpayers are entitled to, should exclude from its base the total output of ICMS, calculated on a gross basis. This decision led to a recognition of $50.8 million tax credit in Brazilian subsidiaries, out of which $34.1 million were recognized in other operating income and $16.7 million in financial results. In addition the tax charge related to this gain amounted to $17.7 million.

7	Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2021	2020
	(Unaudited)
Interest Income	27,215	8,907
Impairment result on financial assets at FVTOCI	—	(3,238)
Finance Income (*)	27,215	5,669
Finance Cost	(10,506)	(15,860)
Net foreign exchange transactions results (**)	13,364	(45,225)
Foreign exchange derivatives contracts results (***)	(8,259)	19,972
Other	(425)	(383)
Other Financial results	4,680	(25,636)
Net Financial results	21,389	(35,827)

(*) Finance Income:

The six-month period ended June 2021 and 2020 includes $1.4 and $3.2 million of interest related to instruments carried at FVPL, respectively.

The six-month period ended June 2021 also includes $17.5 million of non-financial interest related to PIS and COFINS taxes recovery in Brazilian subsidiaries. For more information, see note 6.

(**) Net foreign exchange transactions results:

The six-month period ended June 2021 mainly includes the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary, together with the result from Brazilian real appreciation against the U.S. dollar on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian real, largely offset by an increase in currency translation adjustment reserve from a Brazilian subsidiary.

The six-month period ended June 2020 mainly includes the result from Brazilian real depreciation against the U.S. dollar on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian real, largely offset by a decrease in currency translation adjustment reserve from a Brazilian subsidiary, together with the result from the Mexican peso depreciation against the U.S. dollar on peso denominated trade and fiscal receivables at Mexican subsidiaries with functional currency U.S. dollar.

(***) Foreign exchange derivatives contracts results:

The six-month period ended June 2021 includes mainly losses on derivatives covering net liabilities in Japanese yen, Euro and losses on derivatives covering net receivables in Brazilian real and Mexican peso.

The six-month period ended June 2020 includes mainly gain on derivatives covering net receivables in Mexican peso, Brazilian real, Colombian peso and Canadian dollar.

8	Dividend distribution

On May 3, 2021, the Company’s Shareholders approved an annual dividend in the amount of $0.21 per share ($0.42 per ADS) for an aggregate amount of approximately $248 million. The amount approved included the interim dividend previously paid on November 25, 2020 in the amount of $0.07 per share ($0.14 per ADS). The balance, amounting to $0.14 per share ($0.28 per ADS), was paid on May 26, 2021.

For the year 2019, the Company paid dividends for an aggregate amount of approximately $153 million, which corresponded to the interim dividend in the amount of $0.13 per share ($0.26 per ADS) paid in November 2019. On June 2, 2020, the Company’s Shareholders approved that, as a consequence of liquidity preservation initiatives, no further dividends –beyond the interim dividend- be distributed in respect of fiscal year 2019.

25

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

9	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	6,193,181	6,090,017
Currency translation adjustment	(12,955)	(39,773)
Increase due to business combinations	—	503,438
Additions	83,762	99,138
Disposals / Consumptions	(7,951)	(7,504)
Transfers / Reclassifications	976	1,184
Impairment charge	—	(36,000)
Depreciation charge	(232,899)	(242,155)
At June 30,	6,024,114	6,368,345

See note 17 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary SSPC, in which Tenaris holds a 47.79%.

10	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	1,429,056	1,561,559
Currency translation adjustment	399	(6,546)
Increase due to business combinations	—	526,846
Additions	12,803	14,447
Disposals / Consumptions	(1,264)	(642)
Transfers / Reclassifications	(976)	(1,059)
Impairment charge	—	(586,402)
Amortization charge	(35,753)	(47,544)
At June 30,	1,404,265	1,460,659

11	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	241,953	233,126
Currency translation adjustment	(298)	(810)
Increase due to business combinations	—	24,747
Additions	13,837	45,025
Disposals / Consumptions	(5,534)	(10,580)
Depreciation charge	(25,444)	(26,481)
At June 30,	224,514	265,027

Right-of-use assets, net by underlying category

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Land and Civil Buildings	25,550	30,897
Industrial Buildings, Plant and Production Equipment	188,509	224,442
Vehicles, furniture and fixtures	10,455	9,688
At June 30,	224,514	265,027

Depreciation of right-of-use assets was mainly included in Tubes segment.

26

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

11	Right-of-use assets, net and lease liabilities (Cont.)

Lease liabilities evolution

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	257,343	230,167
Translation differences	(8,541)	(1,140)
Increase due to business combinations	—	26,046
Additions	13,802	44,499
Cancellations	(6,294)	(10,319)
Repayments of capital and interests	(27,664)	(26,595)
Interest accrued	1,734	2,122
At June 30,	230,380	264,780

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 17.8%, 40.9% and 41.3% of the total remaining payments, respectively.

12	Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2021	2020
Cash and cash equivalents	(Unaudited)
Cash at banks	151,399	117,807
Liquidity funds	202,570	98,183
Short – term investments	233,368	368,691
	587,337	584,681

Other investments - current
Bonds and other fixed income	143,553	108,791
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	430,126	763,697
	573,679	872,488
Other investments - non-current
Bonds and other fixed income	286,264	239,422
Others	5,898	7,660
	292,162	247,082

13	Derivative financial instruments

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2021	2020
Assets	(Unaudited)
Derivatives hedging borrowings and investments	6,931	10,119
Other derivatives	303	1,330
	7,234	11,449
Liabilities
Derivatives hedging borrowings and investments	98	2,250
Other derivatives	3,405	967
	3,503	3,217

27

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

14	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of June 30, 2021 and December 31, 2020.

		Measurement Categories		At Fair Value
June 30, 2021	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	587,337	384,767	202,570	202,570	—	—
Other investments	573,679	430,126	143,553	143,553	—	—
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	430,126	430,126	—	—	—	—
U.S. Sovereign Bills	44,998	44,998	—	—	—	—
Certificates of Deposits	149,894	149,894	—	—	—	—
Commercial Papers	124,929	124,929	—	—	—	—
Other notes	110,305	110,305	—	—	—	—
Bonds and other fixed income	143,553	—	143,553	143,553	—	—
Non - U.S. government securities	15,408	—	15,408	15,408	—	—
Corporates securities	128,145	—	128,145	128,145	—	—
Derivative financial instruments	7,234	—	7,234	—	7,234	—
Other Investments Non-current	292,162	—	292,162	286,264	—	5,898
Bonds and other fixed income	286,264	—	286,264	286,264	—	—
Other investments	5,898	—	5,898	—	—	5,898
Trade receivables	1,093,496	1,093,496	—	—	—	—
Receivables C and NC (*)	297,858	75,947	48,659	—	—	48,659
Other receivables	124,606	75,947	48,659	—	—	48,659
Other receivables (non-financial)	173,252	—	—	—	—	—
Total		1,984,336	694,178	632,387	7,234	54,557
Liabilities
Borrowings C and NC	600,415	600,415	—	—	—	—
Lease Liabilities C and NC	230,380	230,380	—	—	—	—
Trade payables	730,089	730,089	—	—	—	—
Derivative financial instruments	3,503	—	3,503	—	3,503	—
Total		1,560,884	3,503	—	3,503	—

		Measurement Categories		At Fair Value
December 31, 2020	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	584,681	486,498	98,183	98,183	—	—
Other investments	872,488	763,697	108,791	108,791	—	—
Fixed income (time-deposit, zero coupon bonds, commercial papers)	763,697	763,697	—	—	—	—
U.S. Sovereign Bills	97,982	97,982	—	—	—	—
Non - U.S. Sovereign Bills	14,586	14,586	—	—	—	—
Certificates of deposits	222,132	222,132	—	—	—	—
Commercial papers	268,737	268,737	—	—	—	—
Other notes	160,260	160,260	—	—	—	—
Bonds and other fixed income	108,791	—	108,791	108,791	—	—
Non - U.S. government securities	20,219	—	20,219	20,219	—	—
Corporates securities	88,572	—	88,572	88,572	—	—
Derivative financial instruments	11,449	—	11,449	—	11,449	—
Other Investments Non-current	247,082	—	247,082	239,422	—	7,660
Bonds and other fixed income	239,422	—	239,422	239,422	—	—
Other investments	7,660	—	7,660	—	—	7,660
Trade receivables	968,148	968,148	—	—	—	—
Receivables C and NC (*)	232,152	90,330	48,659	—	—	48,659
Other receivables	138,989	90,330	48,659	—	—	48,659
Other receivables (non-financial)	93,163	—	—	—	—	—
Total		2,308,673	514,164	446,396	11,449	56,319
Liabilities
Borrowings C and NC	619,007	619,007	—	—	—	—
Trade payables	462,105	462,105	—	—	—	—
Finance Lease Liabilities C and NC	257,343	257,343	—	—	—	—
Derivative financial instruments	3,217	—	3,217	—	3,217	—
Total		1,338,455	3,217	—	3,217	—

(*) Includes balances related to interest in our Venezuelan companies, see note 20.

There were no transfers between Levels during the period.

28

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

14	Category of financial instruments and classification within the fair value hierarchy (Cont.)

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. The Company values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to the Company’s interest in Venezuelan companies, see note 20.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Company estimates that the fair value of its main financial liabilities is approximately 100.0% of its carrying amount including interests accrued as of June 30, 2021 as compare with 100.0% as of December 31, 2020. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

15	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 13 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

a)	Ternium

Ternium is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

As of June 30, 2021, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $38.46 per ADS, giving Tenaris’s ownership stake a market value of approximately $883.5 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $977.9 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of June 30, 2021, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of June 30, 2021, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL19.75 ($3.95) and BRL19.10 ($3.82), respectively, giving Tenaris’s ownership stake a market value of approximately $149.0 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $99.6 million.

29

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

15	Investments in non-consolidated companies (Cont.)

c)	Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016, with a power capacity of 900 MW. As of June 30, 2021, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively. As of June 30, 2021, the carrying value of Tenaris’s ownership stake in Techgen was approximately $25.0 million.

Techgen entered into certain transportation capacity agreements, a contract for the purchase of power generation equipment and other services related to the equipment, and an agreement for the purchase of clean energy certificates. As of June 30, 2021, Tenaris’s exposure under these agreements amounted to $47.2 million, $0.9 million and $17.5 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of June 30, 2021, the aggregate outstanding principal amount under these subordinated loans was $264.2 million, of which $58.1 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is “non-recourse” on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tamsa, of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of June 30, 2021, amounted to $10.3 million.

d)	Global Pipe Company

Global Pipe Company (“GPC”) is a Saudi-German joint venture, established in 2010 and located in Jubail - Saudi Arabia -, which manufactures LSAW pipes. Tenaris, through its subsidiary Saudi Steel Pipe Company (“SSPC”), currently owns 35% of the share capital of GPC. As of June 30, 2021, the carrying value of Tenaris’s ownership stake in GPC was approximately $22.1 million.

SSPC and the other three owners of GPC have issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of June 30, 2021, SSPC’s exposure under the guarantees amounted to $115.1 million.

16	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

30

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

16	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)	Contingencies

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, the Company is subject to other legal proceedings, none of which is believed to be material.

▪   CSN claims relating to the January 2012 acquisition of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) shares

Confab, a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (“CVM”) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

▪   Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

31

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

16	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪   Veracel celulose accident litigation (Cont.)

On September 28, 2018 Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

•	With respect to Chubb’s claim, the court subsequently homologated the above mentioned settlement and, accordingly, the claim was finalized.

•	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL75.3 million (approximately $15.1 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL64.6 million (approximately $12.9 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪    Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato,” and did not uncover any information that corroborated allegations of involvement in these alleged payments by the Company or its subsidiaries. Furthermore, the Company became aware that a Petrobras internal investigation commission reviewed certain contracts with Confab and concluded that they had not found evidence that Petrobras had benefitted Confab or had misused applicable local content rules.

The Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. In February 2020, the Company learned that the magistrate overseeing the investigation decided to move the case to trial. The Company’s outside counsel had previously reviewed the Italian prosecutors’ investigative file and has informed the board that neither that file nor this magistrate’s decision sets forth evidence of involvement by any of the three directors in the alleged wrongdoing. Accordingly, the board concluded that no particular action was warranted at that time, other than inviting the referred board members to continue discharging their respective responsibilities with the full support of the Board. The trial started in April 2021.

In June 2020, the Company learned that the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. The proceedings are underway. Neither the Company nor Confab is a party to the proceedings.

32

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

16	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪    Ongoing investigation (Cont.)

The Company continues to respond to requests from and otherwise cooperate with the appropriate authorities. The Company has engaged in discussions with the SEC and the DOJ towards a potential resolution of the investigation. There are no assurances that the discussions with the SEC or the DOJ will result in a final resolution of the investigation or, if a resolution is achieved, the timing, scope and terms of any such resolution. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from the resolution of these matters.

▪    Putative class actions

Following the Company’s November 27, 2018 announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014 through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. The case is now proceeding based on the claims that survived the motion to dismiss. Management believes the Company has meritorious defenses to these claims; however, at this stage Tenaris cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪    Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may still appeal before the courts. The estimated amount of this claim is BRL57.3 million (approximately $11.5 million). At this stage, the Company cannot predict the outcome of this claim.

▪   U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging violations to certain intellectual property regulations and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT filed a counterclaim seeking declaration that certain Global Tubing products infringe patents held by TCT, and Global Tubing responded alleging that such patents should be invalidated. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. On March 26, 2021, a magistrate to the principal judge in the case found that Global Tubing had established a prima facie case that TCT had misled the patent office by failing to disclose a previous attempt to quench and temper coiled tubing. On April 9, 2021, TCT filed its objections to this ruling with the principal judge in the case. TCT believes that it has meritorious defenses to this claim. Trial is expected to take place before year end. At this time, it is not possible to predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

33

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

16	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)              Contingencies (Cont.)

▪   Tax assessment from Italian tax authorities

The Company’s Italian subsidiary, Dalmine, received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014. As of June 30, 2021, the claim amounted to approximately EUR26.1 million (approximately $31.0 million), comprising EUR20.7 million (approximately $24.6 million) in principal and EUR5.4 million (approximately $6.4 million) in interest and penalties. On June 14, 2021, Dalmine received the tax assessment related to fiscal year 2015 with respect to the same matters. The tax assessment confirms the preliminary determination included in the tax report issued by the tax authority in 2019. As of June 30, 2021, these additional claims amount to approximately EUR10.2 million (approximately $12.1 million), comprising EUR8.0 million (approximately $9.5 million) in principal and EUR2.2 million (approximately $2.6 million) in interest and penalties. Accordingly, the aggregate amount claimed for fiscal years 2014 and 2015 is approximately EUR36.3 (approximately $43.1 million) comprising EUR28.7 million (approximately $34.1 million) in principal and EUR7.6 million (approximately $9 million) in interest and penalties. The claims mainly refer to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. On July 27, 2020, Dalmine filed a first-instance appeal before the Milan tax court against the 2014 tax assessment. The hearing on this appeal, originally scheduled on June 21, 2021, has been postponed to November 22, 2021. Based on the advice of counsel, the Company believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

▪   Product liability litigation

The Company’s U.S. subsidiary, IPSCO, or its subsidiaries, are parties to several product liability claims, which may result in damages for an aggregate amount estimated at approximately $17.4 million. This includes a lawsuit alleging product liability and negligent misrepresentation in which the plaintiff alleges that defects in certain casing provided by IPSCO resulted in three well failures causing damages for an amount of approximately $15 million. Although at this time the Company cannot predict the outcome of any of these matters, the Company believes that provisions have been recorded in an amount sufficient to cover potential exposure under these claims.

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Several of the Company’s subsidiaries entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of June 30, 2021, the aggregate commitment to take or pay the committed volumes for an original 14-year term totalled approximately $31.3 million.

▪	A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	Tenaris Bay City, a U.S. subsidiary of the Company, is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective upon delivery of the first purchase order, which has occurred in April 2021, and will remain in force for a 3-year term. As of June 30, 2021, the estimated aggregate contract amount calculated at current prices, is approximately $164.5 million. The contract gives Tenaris Bay City the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

34

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

16	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(ii)	Commitments and guarantees (Cont.)

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris is the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK will have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. As of June 30, 2021, the Company’s commitment under the MDA for the remainder of its 6-year term totalled approximately $571.9 million.

▪	A subsidiary of the Company entered into a one year contract, renewable for one additional year, with Ternium México S.A. de C.V., under which it is committed to purchase on a monthly basis a specified minimum volumes of steel bars. The contract became effective on March 2021. As of June 30, 2021, the aggregate commitment totalled approximately $55.0 million.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 15 (c), (ii) issued corporate guarantees securing certain obligations of GPC, as described in note 15 (d); and (iii) issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies for approximately $2.7 billion as of June 30, 2021.

(iii)	Restrictions to the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of June 30, 2021, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

17	Cancellation of title deed in Saudi Steel Pipe Company

The Company has recently learned through the Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc newly-created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

35

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

18	Foreign exchange control measures in Argentina

Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened over time. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection.

▪	Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within five business days of collection.

▪	Access to the Argentine foreign exchange market to pay for imports of services rendered by related parties (including royalties) is subject to Argentine Central Bank approval.

▪	Access to the Argentine foreign exchange market to pay for imports of goods and services provided by third parties is subject to several restrictions. In particular, the importer may not have more than $100,000 deposited in any foreign account, and will have to certify that it has not accessed the market to sell bonds for foreign currency and has not transferred bonds abroad or made cross-border securities swaps for a period of 90 days prior to the required payment of imports, that it will not do so for a period of 90 days after the Argentine Central Bank provides the foreign currency, and that it will not circumvent such restrictions through transfers of funds to any shareholders holding more than a 25% voting interest in the importer or to other entities having common directors with the importer or its more-than-25% shareholders.

▪	Access to the Argentine foreign exchange market to pay debt service (principal and interest) for financial debts with related parties requires prior Argentine Central Bank approval, unless such debts are obtained and sold into the Argentine foreign exchange market and converted into Argentine pesos after October 2, 2020 and carry an average life of no less than 2 years.

▪	Debts with foreign creditors larger than $2 million maturing on or before December 31, 2021 need to be refinanced in at least 60% of outstanding principal and for a minimum period of 2 years.

▪	Access to the Argentine foreign exchange market to make dividend payments generally requires prior Argentine Central Bank approval.

▪	Further restrictions have been imposed by the Argentine Securities Commission since June 30, 2021, consisting of weekly limitations on the amount of bonds that Argentine companies could sell against foreign currency.

Where required, Argentine Central Bank approvals are rarely, if ever, granted.

Tenaris’s Argentine subsidiaries continue to have access to the official foreign currency market for all imports of goods and for acquisition of services from unrelated parties. Therefore, assets and liabilities denominated in foreign currency as of June 30, 2021, have been valued at the prevailing official exchange rates.

Tenaris’s financial position in Argentine peso as of June 30, 2021, amounted to a net short exposure of approximately $82.8 million. As of June 30, 2021, the total net equity of Argentine subsidiaries represented approximately 8.7% of Tenaris’s total equity and the sales performed by Argentine subsidiaries during the six-month period ended on June 30, 2021 amounted approximately to 16% of Tenaris’s total sales.

Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

As the context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements, additional Argentine Central Bank regulations that could be imposed in the future could further restrict our Argentine subsidiaries’ ability to access the official foreign exchange market.

36

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

19	Related party transactions

As of June 30, 2021:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
		2021	2020
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	36,052	8,243
	Sales of goods to other related parties	20,617	13,864
	Sales of services to non-consolidated parties	2,078	2,524
	Sales of services to other related parties	13,036	2,350
		71,783	26,981
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	137,233	46,909
	Purchases of goods to other related parties	13,466	7,767
	Purchases of services to non-consolidated parties	3,668	3,058
	Purchases of services to other related parties	6,207	13,768
		160,574	71,502

	(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
		2021	2020
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	70,546	78,721
	Receivables from other related parties	16,683	4,447
	Payables to non-consolidated parties	(49,230)	(24,914)
	Payables to other related parties	(4,024)	(2,310)
		33,975	55,944
	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(2,177)	(2,042)
	Finance lease liabilities from other related parties	(720)	(810)
		(2,897)	(2,852)

In addition to the tables above, the Company issued various guarantees in favor of Techgen and GPC; for further details, please see note 15 (c and d) and note 16 (ii). No other material guarantees were issued in favor of other related parties.

37

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

20	Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

On June 8, 2018, Tenaris and Talta filed two actions in federal court in the District of Columbia to recognize and enforce their awards. On July 17, 2020, the court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate.

On March 29, 2021, the court granted Tenaris’s and Talta’s request to recognize the Tavsa award. The court’s decision is consistent with the Matesi decision, as it upholds the application of the federal statutory post-judgment interest rate and rejects Venezuela’s request to suspend enforcement of the judgment. The court is now expected to enter judgment ordering Venezuela to pay the award amount plus interest.

Both the Matesi and Tavsa judgments, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control currently in effect.

For further information on these cases, see note 38 in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

21	Other relevant information

Agreement to build a welded pipe plant in West Siberia

In 2019, Tenaris entered into an agreement with PAO Severstal to build and operate a welded pipe plant to manufacture OCTG products in Surgut, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while PAO Severstal owns the remaining 51%. The plant, which is estimated to require a total investment of $280 million, is planned to have an annual production capacity of 300,000 tons.

In 2019, Tenaris contributed with $19.6 million to the project. No additional contributions were subsequently made. Construction activities had been put on hold in 2020 due to market conditions and the pandemic.

The joint venture partners, after analyzing the current state of world markets and the pace of the economic recovery, have decided to revise and update the project milestones and resources necessary to resume all activities relative to the construction of the before mentioned welded pipe plant.

Agreement to build a steel pipe premium connection threading plant in Baotou

In 2020, Tenaris entered into a joint venture with Inner Mongolia Baotou Steel Union Co. Ltd. (“Baotou Steel”), to build a premium connection threading facility to finish steel pipes produced by our joint venture partner in Baotou, China, for sale to the domestic market. Under the agreement, Tenaris holds 60% of shares in the new joint-venture company, while Baotou Steel owns the remaining 40%.

The plant, which is estimated to require a total investment of $32.6 million, is planned to have a total annual production capacity of 70,000 tons. An initial investment of $29.8 million, which will enable the facility to produce 45,000 tons annually, is estimated to be completed during 2021 and to start operations at the end of the year. During 2020 and 2021, Tenaris contributed respectively $2.3 million and $7.3 million in the project.

Closure of facilities at JFE’s Keihin steel complex

Tenaris’ seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE Holdings Inc. (“JFE”). Steel bars and other essential inputs and services for NKKTubes are supplied under a long-term agreement by JFE, which retains a 49% interest in NKKTubes. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of certain of its steel manufacturing facilities and other facilities located at the Keihin complex. The closure of JFE’s Keihin facilities may result in the unavailability of steel bars and other essential inputs or services used in NKKTubes’ manufacturing process, thereby affecting its operations. Tenaris and JFE are engaged in discussions to seek mutually acceptable solutions.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2021

22	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

The rapid expansion of the COVID-19 pandemic around the world, the surfacing of new strains of the SARS-CoV-2 virus in several countries and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and precipitated a serious crisis in the energy sector. Global oil and gas demand decreased significantly in the first half of 2020 causing a collapse in prices, an acute oversupply, a rapid build-up of excess inventories, and the consequent drop of investments in drilling activity by Tenaris’s oil and gas customers. The Company took prompt action to mitigate the impact of the crisis and to adapt Tenaris’s operations on a country-by-country basis to comply with applicable rules and requirements and contain the effects of the global crisis. In response to the COVID-19 outbreak, several countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico, Saudi Arabia and the United States) took mitigation and containment measures, including bans on business activities and closure of industrial facilities. The Company implemented a worldwide restructuring program and cost-containment plan aimed at preserving the financial resources and overall liquidity position and maintaining the continuity of its operations; adjusted production levels at its facilities including through the temporary closure of certain facilities or production lines and layoffs in several jurisdictions, and reduced capital expenditures and working capital expenses. In addition, the Company introduced remote work and other work arrangements and implemented special operations protocols in order to safeguard the health, safety and wellbeing of Tenaris’s employees, customers and suppliers. Although such measures have so far proved to be successful to mitigate the impact of the crisis on Tenaris, if the virus continues to spread, or if new variants prove to be resistant to available vaccines and new preventive measures are imposed in the future, Tenaris’s operations could be further affected and adversely impact its results. In addition, although oil prices and demand for oil products are recovering, there remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the virus appearing and vaccination programs still far from completion in many countries.

As of the date of these Consolidated Condensed Interim Financial Statements, Tenaris’s capital and financial resources, and overall liquidity position, have not been materially affected by this scenario. Tenaris has in place non-committed credit facilities and management believes it has adequate access to credit markets. In addition, Tenaris has a net cash position of approximately $854 [1] million as of the end of June 2021 and a manageable debt amortization schedule.

Considering Tenaris’s financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs, service its debt and address short-term changes in business conditions.

The Company has renegotiated existing contractual obligations with its counterparties to adapt the commitments to the decrease in activity experienced in the previous year.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

For more information on the impact of the COVID-19 pandemic and measures adopted in connection therewith, see note 39 in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

Alicia Móndolo
Chief Financial Officer

[1] Net cash / debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) + / - Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

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Tenaris S.A. Half-year report 2021-Interim management report

Exhibit – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt. EBITDA is calculated in the following manner:

EBITDA = Operating results + Depreciation and amortization + Impairment charges/(reversals).

EBITDA is a non-IFRS alternative performance measure. Operating result for the six-month period ended June 30, 2021 amounted to a gain of $203 million.

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2021	2020	2021	2020

Operating income (loss)	151,694	(90,595)	203,285	(600,140)
Depreciation and amortization	149,627	149,203	294,096	316,180
Impairment	—	—	—	622,402
EBITDA	301,321	58,608	497,381	338,442

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner: Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure. Net cash provided by operating activities for the six-month period ended June 30, 2021 amounted to $20.1 million.

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2021	2020	2021	2020

Net cash provided by operating activities	(50,353)	447,579	20,141	963,657
Capital expenditures	(51,274)	(45,541)	(96,565)	(113,585)
Free Cash Flow	(101,627)	402,038	(76,424)	850,072

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Tenaris S.A. Half-year report 2021-Interim management report

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash is a non-IFRS alternative performance measure.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

(all amounts in thousands of U.S. dollars)	At June 30,
	2021	2020
Cash and cash equivalents	587,337	910,957
Other current investments	573,679	445,217
Non-current investments	286,264	36,516
Derivatives hedging borrowings and investments	6,833	(23,458)
Current borrowings	(310,344)	(467,115)
Non-current borrowings	(290,071)	(231,799)
Net cash / (debt)	853,698	670,318
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Tenaris S.A. Half-year report 2021-Interim management report

INVESTOR INFORMATION

Investor Relations Director
Giovanni Sardagna

Luxembourg Office

26 Boulevard Royal
4th Floor
L-2449 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 2928	General Inquiries
Italy (39) 02 9925 0954	investors@tenaris.com
Mexico (52) 229 9891159

Stock Information
New York Stock Exchange (TS)	ADS Depositary Bank
Mercato Telematico Azionario (TEN)	Deutsche Bank
Bolsa Mexicana de Valores, S.A. de C.V. (TS)	CUSIP No. 88031M109

Internet
www.tenaris.com

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